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                                                                  EXHIBIT (A)(1)

                       DONALDSON, LUFKIN & JENRETTE, INC.
                                277 PARK AVENUE
                            NEW YORK, NEW YORK 10172

September 8, 2000

Dear Stockholder:

    We are pleased to inform you that Donaldson, Lufkin & Jenrette, Inc. ("DLJ") has entered into a merger agreement with Credit Suisse Group ("CSG"), pursuant to which an indirect wholly owned subsidiary of CSG has commenced a tender offer to purchase all of the outstanding shares of DLJ's Donaldson, Lufkin &
Jenrette, Inc.--DLJ Common Stock ("DLJ Common Stock") for $90.00 per share in cash. The tender offer is conditioned upon, among other things, clearance by antitrust regulators in the United States and in the European Community. In addition, AXA Financial, Inc. and certain of its affiliates, which together hold approximately 71% of DLJ Common Stock, have agreed to sell these shares to CSG. The tender offer will be followed by a merger, in which each share of DLJ Common Stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT, THE CSG OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF HOLDERS OF DLJ COMMON STOCK, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF DLJ COMMON STOCK ACCEPT THE CSG OFFER AND TENDER THEIR SHARES OF DLJ COMMON STOCK IN THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, a wholly owned subsidiary of DLJ ("DLJSC"), that, as of the date of the opinion, the consideration to be received by the holders of DLJ Common Stock, other than AXA Financial, Inc. and its affiliates referred to above, in the offer and the merger is fair from a financial point of view to such holders. A copy of DLJSC's written opinion, which sets forth the assumptions made, procedures followed and matters considered by DLJSC in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed are the CSG Offer to Purchase, dated September 8, 2000, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

    Your Board of Directors and the management and employees of DLJ thank you for your continued support.

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
Joe L. Roby                            John S. Chalsty
PRESIDENT AND CHIEF EXECUTIVE OFFICER  CHAIRMAN OF THE BOARD
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